Exhibit 99.1

COMAMTECH INC.

ADJOURNMENT OF SPECIAL MEETING OF SHAREHOLDERS

Montreal, Québec, February 17, 2011 – Comamtech Inc. (“Comamtech”) (OTCBB: COMT) announced today that the meeting of shareholders (the “Meeting”) of Comamtech scheduled for February 18, 2011, is being adjourned to 8:00 a.m. (Montreal time) on March 2, 2011, at the offices of Fasken Martineau DuMoulin LLP, in boardroom number 5, at 800 Place Victoria, 37th Floor, Montreal, Québec, Canada, H4Z 1E9.

The record date for shareholders entitled to vote at the Meeting (as adjourned) remains the close of business on January 17, 2010, as described in the Notice of the Meeting dated January 21, 2011.

The agenda for the Meeting (as adjourned) remains unchanged. Shareholders of Comamtech who are unable to attend the Meeting (as adjourned) in person and who have not voted as of yet are encouraged to submit their proxy form in accordance with the instructions contained therein, not later than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) prior to the Meeting (as adjourned) or any adjournment thereof.

About Comamtech Inc.

Comamtech Inc. (OTCBB: COMT) is the successor to Copernic Inc. which was sold to N. Harris Computer Corporation on November 4, 2010.

Forward Looking Statements

Forward Looking Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results. Some of these risks and uncertainties are detailed in the Company's filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law.

FOR MORE INFORMATION CONTACT:

Comamtech Inc.
Marc Ferland, President and Chief Executive Officer
Telephone: 418-653-1555
Email: mferland@comamtech.com